Exhibit 99.72

IsoEnergy Completes Amalgamation and Receives Conditional Listing Approval from TSXV

VANCOUVER, BC, Oct. 17, 2016 /CNW/ - IsoEnergy Ltd. (“IsoEnergy” or the “Company”) is pleased to announce that it has completed its previously announced three-cornered amalgamation (the “Amalgamation”) with Airesurf Networks Holdings Ltd. (“Airesurf”) and has received conditional approval to list its common shares on the TSX Venture Exchange (“TSXV”).

On October 7, 2016, the TSXV issued its conditional approval to the listing of IsoEnergy’s common shares on the TSXV, as a Tier 2 Mining Issuer. Listing remains subject to the satisfaction of the TSXV’s standard listing conditions. It is anticipated that IsoEnergy will be listed and commence trading on the TSXV under the symbol “ISO” on or about October 19, 2016. In accordance with the policies of the TSXV, 29,450,002 common shares, all held by NexGen Energy Ltd., are subject to a Tier 2 Value Escrow Agreement to be released in instalments over the ensuing 36 month period.

On October 13, 2016, a newly-formed wholly-owned subsidiary of IsoEnergy amalgamated with Airesurf under the Ontario Business Corporations Act to form IsoOre Ltd., a wholly-owned subsidiary of IsoEnergy. In connection with the Amalgamation, IsoEnergy issued an aggregate of 302,881 common shares to former shareholders of Airesurf, representing approximately 1% of the issued and outstanding common shares of IsoEnergy. The Amalgamation did not have any effect on the business or financial condition of IsoEnergy. With the completion of the Amalgamation, the Company will have 38,944,113 common shares issued and outstanding and no convertible securities, of which 29,450,002 common shares are held by NexGen Energy Ltd.

For a further description of the Amalgamation and the business, properties and capitalization of IsoEnergy please see the Listing Application (Form 2B) that will be filed on www.sedar.com, under IsoEnergy’s profile.

The Company plans to use available funds to explore its Thorburn Lake Project and Radio Project, all as more particularly described in the Listing Application.

About IsoEnergy

IsoEnergy is a mineral exploration company that was incorporated under the laws of the Province of British Columbia as a wholly-owned subsidiary of NexGen Energy Ltd. (“NexGen”) for the purpose of acquiring a portfolio of early stage mineral exploration properties from NexGen. The principal business activity of IsoEnergy is the acquisition and exploration of early stage mineral properties. IsoEnergy is focused primarily on the exploration of its Radio Project, in which it has an exclusive right to earn a 70% interest, and its 100% owned Thorburn Lake Project, in each case, located in the Athabasca Basin of Saskatchewan. IsoEnergy also holds a 100% interest in each of the Madison, 2Z, Carlson Creek and the Thorburn North property.

IsoEnergy is led and supported by an experienced executive management team and Board of Directors, all of whom have been or are also involved with NexGen and the discovery and development of its Rook 1 project, also located in the Athabasca Basin of Saskatchewan.

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, listing of IsoEnergy on the TSXV. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about IsoEnergy’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon certain assumptions and other important factors that could cause the actual results, performances or achievements of IsoEnergy to be materially different from future results, performances or achievements expressed or implied by such information or statements. Such information and statements are based on numerous assumptions including, among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that third party contractors, equipment, supplies and governmental and other approvals required to conduct IsoEnergy’s planned exploration activities will be available on reasonable terms and in a timely manner.

Forward-looking information and statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IsoEnergy to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the negative operating cash flow and dependence on third party financing; the uncertainty of additional financing; potential forfeiture of the Radio Option Agreement; the limited operating history of IsoEnergy; the lack of known mineral resources or reserves; the influence of a large Shareholder; alternate sources of energy and uranium prices; aboriginal title and consultation issues; risks related to exploration activities generally; reliance upon key management and other personnel; title to properties; uninsurable risks; conflicts of interest; permits and licences; environmental and other regulatory requirements; political regulatory risks; competition; and the volatility of share price, all as more particularly described under “Risk Factors” in the Company’s Listing Application available at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE IsoEnergy Ltd.

%SEDAR: 00032993E

For further information: Craig Parry, Chief Executive Officer, IsoEnergy Ltd., +1 604 396 8073, cparry@isoenergy.ca, www.isoenergy.ca

CO: IsoEnergy Ltd.

CNW 06:00e 17-OCT-16